EXHIBIT 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
 (An Exploration Stage Company)
June 30, 2012
(Expressed in Canadian Dollars - unaudited)

Page

Contents	1

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Comprehensive Loss	3

Condensed Interim Consolidated Statements of Cash Flows	4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Notes to Condensed Interim Consolidated Financial Statements	6

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - unaudited)

	June 30,	December 31,
	2012	2011
	$	$
Assets

Current
Cash and cash equivalents (Note 3)	27,557,083	7,886,869
Receivables (Note 4)	46,566	93,596
Prepaid expenses (Note 5)	104,151	71,508
	27,707,800	8,051,973

Property and equipment (Note 6)	50,282	58,912

Mineral property interests (Note 7)	26,971,872	17,126,450

Reclamation bond (Note 8)	111,304	75,207

	54,841,258	25,312,542

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	3,038,636	1,210,776
Due to shareholders (Note 12)	-	2,005
	3,038,636	1,212,781

Shareholders' equity
Capital stock (Note 10)	57,902,326	27,828,590
Share subscriptions (Note 10)	100,000	-
Reserves (Note 10)	4,156,372	3,852,852
Deficit	(10,356,076)	(7,581,681)
	51,802,622	24,099,761

	54,841,258	25,312,542

Nature and Continuance of Operations (Note 1), Commitments (Note 15) and Subsequent Events (Note 16)

These condensed interim consolidated financial statements are authorized for issuance by the Board of Directors on August 14, 2012.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)

	For the three		For the six
	months ended June 30,		months ended June 30,
	2012	2011	2012	2011
	$	$	$	$

Expenses
Advertising and promotion	50,161	15,751	72,293	35,813
Bank charge and interest	3,975	1,966	7,109	3,035
Consulting fees	33,533	31,200	86,733	71,673
Depreciation	4,315	4,315	8,630	8,630
Foreign exchange loss	138,188	4,605	110,657	11,770
Insurance	8,380	3,490	16,699	8,076
Investor relations	74,332	50,386	139,390	86,482
Management fees	124,167	90,000	226,167	172,000
Office	59,918	49,502	117,177	87,030
Professional fees	179,542	103,677	307,021	129,729
Property investigation	-	66	-	16,679
Regulatory and shareholders service	101,812	14,311	146,009	36,348
Rent	31,851	29,793	63,459	60,020
Share-based compensation (Note 10)	55,223	608,630	1,010,431	1,452,259
Travel and entertainment	182,156	116,110	373,166	183,242
Wages and salaries	63,286	35,047	121,249	69,110

Loss from operation for the period	(1,110,839)	(1,158,849)	(2,806,190)	(2,431,896)

Other items
Interest income	15,763	30,862	31,795	31,158
Loss on debt settlement (Note 10)	-	-	-	(242,309)

Loss and comprehensive loss for the period	(1,095,076)	(1,127,987)	(2,774,395)	(2,643,047)

Basic and diluted loss per share	(0.02)	(0.02)	(0.04)	(0.05)

Weighted average number of common
shares outstanding	70,445,003	58,421,662	66,396,355	58,029,930

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - unaudited)

	For the six months ended June 30,
	2012	2011
	$	$
Cash flows used in operating activities
Net loss for the period	(2,774,395)	(2,643,047)
Items not affecting cash and cash equivalents:
Depreciation	8,630	8,630
Share-based compensation	1,010,431	1,452,259
Loss on debt settlement	-	242,309
Changes in non-cash working capital items
Decrease (increase) in receivables	47,030	(74,808)
(Increase) in prepaid expenses	(32,643)	(43,499)
Increase (decrease) in accounts payable	311,740	(174,465)
	(1,429,207)	(1,232,621)

Cash flows used in investing activities
Reclamation bond	(36,097)	(13,381)
Mineral property expenditures	(8,581,849)	(1,237,186)
	(8,617,946)	(1,250,567)

Cash flows from financing activities
Proceeds from share issuances	20,514,000	11,950,000
Share issuance costs	(1,566,609)	(920,950)
Proceeds from exercise of warrants	10,201,231	2,878,832
Proceeds from exercise of stock options	570,750	13,000
Shareholders' loan repayment	(2,005)	-
	29,717,367	13,920,882

Net change in cash and cash equivalents	19,670,214	11,437,694

Cash and cash equivalents, beginning of period	7,886,869	4,109,636

Cash and cash equivalents, end of period	27,557,083	15,547,330

Non-cash transactions
Financing fees - warrants	-	752,464
Shares issued for debt settlement	-	467,309
Mineral properties expenditures in accounts payable at period end	2,426,768	333,190
Share issue costs in accounts payable at period end	252,547	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - unaudited)

	Number of Shares Issued	Capital Stock	Reserves	Share Subscriptions	Deficit	Total Shareholders' Equity
		$		$	$	$
Balance at December 31, 2010	42,735,559	12,855,676	2,111,153	-	(3,739,471)	11,227,358

Shares issued for cash	12,578,947	11,950,000	-	-	-	11,950,000
Warrants exercised	3,015,432	2,990,801	(111,969)	-	-	2,878,832
Stock options exercised	20,000	24,847	(11,847)	-	-	13,000
Shares issued for debt settlement	346,155	467,309	-	-	-	467,309
Share issuance costs	-	(1,673,414)	-	-	-	(1,673,414)
Agents warrants issued for private placements	-	-	752,464	-	-	752,464
Share-based compensation	-	-	1,452,259	-	-	1,452,259
Stock options cancelled	-	-	(237,432)	-	237,432	-
Net loss for the period	-	-	-	-	(2,643,047)	(2,643,047)
Balance at June 30, 2011	58,696,093	26,615,219	3,954,628	-	(6,145,086)	24,424,761

Warrants exercised	1,880,759	1,089,135	-	-	-	1,089,135
Stock options exercised	100,000	124,236	(59,236)	-	-	65,000
Share-based compensation	-	-	16,698	-	-	16,698
Stock options cancelled	-	-	(59,238)	-	59,238	-
Net loss for the period	-	-	-	-	(1,495,833)	(1,495,833)
Balance at December 31, 2011	60,676,852	27,828,590	3,852,852	-	(7,581,681)	24,099,761

Shares issued for cash	10,000,000	20,514,000	-	-	-	20,514,000
Share issuance costs	-	(1,819,156)	-	-	-	(1,819,156)
Warrants exercised	10,210,930	10,323,223	(221,992)	100,000	-	10,201,231
Stock options exercised	825,000	1,055,669	(484,919)	-	-	570,750
Share-based compensation	-	-	1,010,431	-	-	1,010,431
Net loss for the period	-	-	-	-	(2,774,395)	(2,774,395)
Balance at June 30, 2012	81,712,782	57,902,326	4,156,372	100,000	(10,356,076)	51,802,622

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GSV. On June 12, 2012, the Company began to trade on NYSE MKT under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s mineral properties are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as mineral property costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These unaudited condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at June 30, 2012, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes they have sufficient working capital to maintain the next 12 months of current operations.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance
These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2011.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011.

Basis of presentation
These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp. and Gold Standard Ventures (US) Inc. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of mineral properties, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in apply accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Accounting pronouncements not yet adopted
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the period ended June 30, 2012 and have not been applied in preparing these financial statements.  The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s financial statements for the year ending December 31, 2013 or later:

a)
IFRS 9 – Financial Instruments: Classification and Measurement applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is effective for annual periods beginning on or after January 1, 2015 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

b)
IFRS 10 – Consolidation replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

c)
IFRS 11 – Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas joint operations, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes IAS 31 Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities—Non-monetary Contributions by Venturers. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

d)
IFRS 12 – Disclosure of Interest in Other Entities establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, and special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces additional disclosures addressing the nature of, and risks associated with, an entity’s interests in other entities. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

e)
IFRS 13 – Fair Value Measurement is a comprehensive standard that defines fair value, requires disclosure about fair value measurement and provides a framework for measuring fair value when it is required or permitted within the IFRS standards. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Accounting pronouncements not yet adopted (continued)

f)
IAS 27 – Separate Financial Statement addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

g)
IAS 28 – Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13. It is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect any effect on the Company’s financial statements.

h)
IAS 1 – Presentation of Financial Statements amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not. The amendments are effective for annual periods beginning on or after July 1, 2012. The Company does not expect any effect on the Company’s financial statements.

i)
IAS 32 – Financial Instruments: Presentation amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after July 1, 2012. The Company does not expect any effect on the Company’s financial statements.

NOTE 3 – Cash and Cash Equivalents

	June 30, 2012	December 31, 2011
	$	$
Cash at bank	21,517,758	1,707,465
Cash held in lawyers’ trust account	14,815	86,576
Cash equivalents	6,024,510	6,092,828

	27,557,083	7,886,869

NOTE 4 - Receivables

	June 30, 2012	December 31, 2011
	$	$
Sales tax receivable	46,566	92,579
Employee advances	-	1,017

	46,566	93,596

NOTE 5 – Prepaid Expenses

	June 30, 2012	December 31, 2011
	$	$
Prepaid expenses	97,994	65,351
Deposits	6,157	6,157

	104,151	71,508

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2011 and June 30, 2012	65,275	21,028	86,303
Depreciation:
At December 31, 2011	19,583	7,808	27,391
Charge for the period	6,528	2,102	8,630
At June 30, 2012	26,111	9,910	36,021
Net book value:
At December 31, 2011	45,692	13,220	58,912
At June 30, 2012	39,164	11,118	50,282

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2010 and 2011	65,275	21,028	86,303
Depreciation:
At December 31, 2010	6,527	3,603	10,130
Charge for the period	13,056	4,205	17,261
At December 31, 2011	19,583	7,808	27,391
Net book value:
At December 31, 2010	58,748	17,425	76,173
At December 31, 2011	45,692	13,220	58,912

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 7 - Mineral Property Interests

Expenditures for the fiscal period related to mineral properties located in Nevada, USA are as follows:

	Crescent Valley	Railroad	Camp Douglas	South Railroad	Total
	$	$	$	$	$

Balance as at December 31, 2010	1,215,139	6,839,955	126,704	-	8,181,798

Claim maintenance fees	72,325	159,782	29,402	-	261,509
Consulting	40,941	494,421	13,811	9,164	558,337
Data analysis	2,402	18,225	68,898	-	89,525
Drilling/Exploration	368,615	5,664,552	-	-	6,033,167
Equipment	2,035	28,093	-	-	30,128
Geological	1,235	37,032	42,996	-	81,263
Lease payments	145,997	129,724	49,020	83,288	408,029
Sampling and processing	15,879	233,478	14,914	-	264,271
Site development	-	281,582	-	-	281,582
Supplies	65,516	793,462	8,079	-	867,057
Travel	-	65,884	3,900	-	69,784
	714,945	7,906,235	231,020	92,452	8,944,652

Balance as at December 31, 2011	1,930,084	14,746,190	357,724	92,452	17,126,450

Claim maintenance fees (recovery)	77,023	(40,079)	-	-	36,944
Consulting	34,544	455,833	40,270	2,062	532,709
Data analysis	4,598	31,412	4,495	-	40,505
Drilling/Exploration	-	5,527,433	1,600,493	-	7,127,926
Equipment	-	28,170	17,187	-	45,357
Geological	4,915	37,501	39,293	-	81,709
Lease payments	22,714	31,036	-	44,006	97,756
Sampling and processing	100,576	214,166	49,337	-	364,079
Site development	-	140,303	-	-	140,303
Supplies	-	853,630	460,276	-	1,313,906
Travel	-	57,263	6,965	-	64,228
	244,370	7,336,668	2,218,316	46,068	9,845,422

Balance as at June 30, 2012	2,174,454	22,082,858	2,576,040	138,520	26,971,872

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 7 - Mineral Property Interests – (continued)

Crescent Valley North Project

In September 2009, the Company entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").  In order to earn the interest, the Company must complete the following by August 2012:

•	Pay Aurelio US$100,000 and reimbursement of US$16,567 of closing costs (paid)
•	Issue 600,000 common shares to Aurelio (issued at a value of $228,000)
•	Pay Aurelio US$100,000 on or before August 31, 2010 (paid)
•	Incur exploration expenditures of US$1,500,000 on or before August 31, 2012, with the Company having the option of making a cash payment to Aurelio of any shortfall
•	Assume the obligations on each of the four underlying lease agreements

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  The annual lease payments in US$ are as follows:

Lessor	Mathewson	WFW	KM/IC	KM/RC	Total

Year
2009	$35,000	$12,500	$25,000	$25,000	$97,500	(Paid)
2010	40,000	12,500	30,000	30,000	112,500	(Paid)
2011	45,000	12,500	35,000	35,000	127,500	(Paid)
2012	50,000	17,500	40,000	40,000	147,500
2013	55,000	17,500	45,000	45,000	162,500
2014	60,000	17,500	50,000	50,000	177,500
Onward	60,000	17,500	50,000	50,000	177,500

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by an officer and director of the Company.

In August 2011, the Company entered into two mining lease agreements to acquire a 100% interest in certain claims contiguous with the Crescent Valley North property for a lease term of ten years subject to total annual lease payments in US$ as follows:

Year
2011	$20,000	(paid)
2012	20,000	(paid)
2013	30,000
2014	40,000
2015	50,000
2016-2020	60,000

Each lease has an option to purchase prior to commencement of any mining activities for US$1.5 million and is subject to a 3% NSR with a buy-down right of 1% for US$300,000 at any time. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 7 - Mineral Property Interests – (continued)

Crescent Valley North Project (continued)

In April 2012, the Company entered into a surface use agreement with a primary term of 10 years, but will continue thereafter as long as the Company owns or controls properties within a two mile radius of the surface tracts. The surface use agreement is subject to an annual lease payment of US$2,483.

Railroad Project

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:

a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010 as described below.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December 2021. This lease is also subject to a 5 % NSR.

To acquire the interest in the Railroad property, the Company must:
•	Pay the remaining balance of US$1,765,000 to Aladdin (paid)
•	Pay US$1,200,000 to RSM (paid)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property subject to total annual lease payments in US$ as follows:

Year
2010	$70,040	(Paid)
2011	70,040	(Paid)
2012	70,040
2013	78,588
2014	78,588
2015	87,137
2016	87,137
Onward	96,887

Of the five mining lease agreements, three lease agreements are subject to a 5% NSR. One of these three lease agreements has a buy-down right of 1% for US$1 million in year five and a further 2% for US$3 million in year eight. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 7 - Mineral Property Interests – (continued)

Railroad Project (continued)

In May 2011, the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% net smelter royalty. Under the terms of the agreement, the Company is required to spend a minimum of US$100,000 on exploration before the second anniversary date and to maintain the lease. The Company will be subject to escalating yearly work commitments in the aggregate amount of US$2.5 million over a period of six years. Beginning on the seventh year, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  As at June 30, 2012, the Company had paid US$95,000 in lease payments and incurred US$2,360,016 in exploration expenditures.  Further lease payments and annual expenditures after 2018 will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000.  The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 7 - Mineral Property Interests – (continued)

South Railroad Project

Between October 2011 to May 2012, the Company entered into sixteen mining lease agreements to acquire a 100% interest in certain claims, collectively known as the South Railroad project (“South Railroad”), for a lease term of ten years with an option to extend the lease term for an additional ten years. These leases are subject to total annual lease payments in US$ as follows:

Year
2011	$63,522	(Paid)
2012	72,236	(Paid US$8,714)
2013	72,236
2014	84,940
2015	86,683
2016	99,387
2017	101,130
2018	113,834
2019	115,577
2020	115,577
2021 and onward	125,829

The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment. In addition to the lease payments, the Company paid total signing bonuses of US$53,000 with respect to the signing of the leases. Each lease is subject to a 5% NSR. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

NOTE 8 - Reclamation Bonds

In relation to its mineral property interests, the Company has posted reclamation bonds of $111,304 (US$110,216) (December 31, 2011 - $75,207 (US$73,931)).

NOTE 9 – Accounts Payable and Accrued Liabilities

	June 30, 2012	December 31, 2011
	$	$
Accounts payable	2,043,167	665,801
Accrued liabilities	995,469	544,975

	3,038,636	1,210,776

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 10 - Capital Stock and Reserves

Authorized Share Capital

Unlimited number of common shares without par value

Issued Share Capital

In February 2011, the Company issued 346,155 shares with a value of $1.35 per share to settle $225,000 of accounts payable, resulting in a loss of $242,309.

In March 2011, the Company closed a non-brokered financing, whereby 12,578,947 shares were issued for proceeds of $11,057,050 net of cash commissions and expenses of $892,950.

In June 2012, the Company closed a private placement whereby 10,000,000 shares at US$2.00 per share were issued for proceeds of $18,694,844 net of cash commissions and expenses of $1,819,156. Pursuant to this private placement, certain officers and directors entered into a lock-up agreement whereby they agreed not to sell the Corporation’s securities on or before September 20, 2012, which is 90 days from the date of the prospectus. As at June 30, 2012, 6,801,000 shares are restricted from sale until September 20, 2012 under the agreement. In addition, a shareholder holding 12,774,300 shares also entered into a lock-up agreement and agreed not to sell the Corporation’s securities on or before July 22, 2012, which is 30 days from the date of the prospectus.

As at June 30, 2012, the Company has 5,324,791 shares subject to escrow pursuant to the requirements of the TSX-V. Subsequent to June 30, 2012, all shares were released from escrow (Note 16).

Share Purchase Warrants

In conjunction with the March 2011 financing, the Company issued 880,526 agent’s warrants exercisable at $0.95 per share for a period of two years. The agent’s warrants were valued at $752,464 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.95%, a forfeiture rate of 0%, and volatility of 125%.

During the six months ended June 30, 2012, 10,310,930 warrants were exercised for proceeds of $10,201,231. As at June 30, 2012, the Company had not issued 100,000 shares associated with the exercise of warrants. These shares was issued subsequent to June 30, 2012.

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding and exercisable at December 31, 2010	16,989,448	0.94
Issued	880,526	0.95
Exercised	(4,896,191)	0.72
Outstanding and exercisable at December 31, 2011	12,973,783	0.99
Exercised	(10,310,930)	0.99
Outstanding and exercisable at June 30, 2012	2,662,853	0.98

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 10 - Capital Stock and Reserves – (continued)

Share Purchase Warrants (continued)

A summary of the share purchase warrants outstanding at June 30, 2012 is as follows:

Exercise Price	Number Outstanding	Expiry Date
$
1.00	1,782,327	July 12, 2012	(Note 16)
0.95	880,526	March 3, 2013
	2,662,853

Stock Options

On June 30, 2010, the shareholders of the Company approved the Company’s adoption of the Stock Option Plan.  The maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In January 2011, the Company granted 850,000 stock options for a period of five years, valued at $0.60 per option for a total of $507,937 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In January 2011, the Company also cancelled 700,000 stock options granted in October 2010, and accordingly reversed $152,424 associated with the 300,000 unvested options cancelled at that date.

In February 2011, the Company granted 200,000 stock options for a period of three years, valued at $0.55 per option for a total of $109,295 calculated using the Black-Scholes option pricing model assuming a life expectancy of three years, a risk free rate of  0.97%, a forfeiture rate of 0%, and volatility of 125%.

In March 2011, the Company granted 400,000 stock options for a period of five years, valued at $1.07 per option for a total of $427,397 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of  0.95%, a forfeiture rate of 0%, and volatility of 125%.

In April 2011, the Company granted 350,000 stock options for a period of five years, valued at $1.18 per option for a total of $412,409 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of  0.97%, a forfeiture rate of 0%, and volatility of 125%.

In June 2011, the Company granted 155,000 stock options for a period of five years, valued at $1.06 per option for a total of $164,343 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.93%, a forfeiture rate of 0%, and volatility of 125%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 10 - Capital Stock and Reserves – (continued)

Stock Options (continued)

In February 2012, the Company granted 740,000 stock options for a period of five years, valued at $0.98 per option for a total of $724,722 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 125%.

In March 2012, the Company granted 150,000 stock options for a period of five years, valued at $1.54 per option for a total of $230,486 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 125%.

In June 2012, the Company granted 25,000 stock options for a period of five years, valued at $2.21 per option for a total of $55,233 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.21%, a forfeiture rate of 0%, and volatility of 116%.

During the six months ended June 30, 2012, 825,000 stock options were exercised for proceeds of $570,750.

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2010	3,000,000	0.70
Granted	1,955,000	0.99
Exercised	(120,000)	0.65
Forfeited	(800,000)	0.80
Outstanding at December 31, 2011	4,035,000	0.83
Granted	915,000	1.31
Exercised	(825,000)	0.69
Outstanding at June 30, 2012	4,125,000	0.96

A summary of the stock options outstanding and exercisable at June 30, 2012 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.65	1,355,000	1,355,000	July 13, 2015
0.82	200,000	200,000	October 6, 2015
0.71	750,000	750,000	January 25, 2016
1.27	400,000	400,000	March 17, 2016
1.40	350,000	350,000	April 5, 2016
1.26	155,000	155,000	June 29, 2016
1.16	740,000	740,000	February 2, 2017
1.82	150,000	150,000	March 29, 2017
2.73	25,000	25,000	June 1, 2017
	4,125,000	4,125,000

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of mineral properties.  Geographic information is as follows:

	As at June 30, 2012
	Canada	US	Total
	$	$	$
Reclamation bonds	-	111,304	111,304
Property and equipment	40,776	9,506	50,282
Mineral property interests	-	26,971,872	26,971,872
	40,776	27,092,682	27,133,458

	As at December 31, 2011
	Canada	US	Total
	$	$	$
Reclamation bonds	-	75,207	75,207
Property and equipment	47,822	11,090	58,912
Mineral property interests	-	17,126,450	17,126,450
	47,822	17,212,747	17,260,569

NOTE 12 - Related Party Transactions

During the six months ended June 30, 2012, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.
Incurred rent expense of $36,788 (June 30, 2011 - $36,788) to a company controlled by a director and officer of the Company. As at June 30, 2012, an advance of $7,913 (December 31, 2011 - $16,913), on account of future expenses and fees was included in prepaid expenses. $6,131 was included in accounts payable and accrued liabilities owing to a company controlled by a director and officer of the Company.

ii.	Amounts due to shareholders are unsecured, non-interest bearing and have no fixed terms of repayment. As at June 30, 2012, there is a balance outstanding of $Nil (December 31, 2011 - $2,005).

Summary of key management personnel compensation:

	For the six months ended June 30,
	2012	2011
	$	$
Management fees	226,167	172,000
Professional fees	12,000	12,000
Mineral property expenditures	88,235	73,275
Wages and salaries	22,059	-
Share-based compensation	602,639	589,111
	951,100	846,386

In March 2011, the Company granted to a director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 13 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 14 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and amounts due to shareholders.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents is measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts mineral property exploration activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at June 30, 2012, the Company had a net monetary asset position of US$16,626,323.  Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $166,263.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments and does not have any interest bearing debt.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 14 - Financial Instruments and Risk Management – (continued)

d)      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)      Commodity price risk

The ability of the Company to explore and develop its mineral properties and the future profitability of the Company are directly related to the price of gold.   The Company monitors gold prices to determine the appropriate course of action to be taken.

NOTE 15 - Commitments

a)	Summary of commitment to office leases:

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	82,404	53,756	136,160
Payable later than one year and not later than five years	61,803	62,715	124,518
Payable later than five years	-	-	-
Total	144,207	116,471	260,678

b)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control. On May 1, 2012, the Board of Directors approved the amendment to these consulting agreements whereby the total combined payment will increase to approximately $70,917 per month.

NOTE 16 – Subsequent Events

a)
In July 2012, the Company entered into a mining lease agreement to lease 100% right in certain unpatented mining claims for a period of 10 years. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$25,000 in year two increasing to US$50,000 in year ten. The Company has the option to purchase the property for US$2,000,000. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$1 million in year five and a further 1% for US$2 million in year eight. The Company has the option to extend the lease for an additional 10 years for lease payments of US$60,000 increasing to US$100,000.

b)	In July 2012, the Company met the requirements for a TSX-V Tier 1 company. Thus, certain shares held in escrow were released (Note 10).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 16 – Subsequent Events (continued)

c)	Subsequent to June 30, 2012, 1,782,327 share purchase warrants were exercised at a price of $1.00 per share for total proceeds of $1,782,327.

d)
Subsequent to June 30, 2012, 50,000 stock options were exercised at a price of $0.65 per share for total proceeds of $32,500, 50,000 stock options were exercised at a price of $0.71 per share for total proceeds of $35,500 and 25,000 stock options were exercised at a price of $1.16 per share for total proceeds of $29,000.